UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: September 19, 2024

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD D03721305	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.	Address of principal executive office:

103 Bellevue Parkway, Wilmington, Delaware 19809

Report of Management on Compliance with Certain Provisions of the
Investment Company Act of 1940

November 18, 2024

I, as a member of management of Old Westbury All Cap Core Fund, Old Westbury Short-Term Bond Fund, Old Westbury Fixed Income Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Municipal Bond Fund, Old Westbury California Municipal Bond Fund, Old Westbury New York Municipal Bond Fund, and Old Westbury Small & Mid Cap Strategies Fund (U.S. Managed Sleeve, U.S. Mid Cap Sleeve and Small Cap U.S. Sleeve) (collectively, the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 19, 2024 and from August 1, 2024 through September 19, 2024.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 19, 2024 and from August 1, 2024 through September 19, 2024, with respect to securities reflected in the investment account of the Funds.

By:	/s/ Matthew Rizzi

Matthew Rizzi

Old Westbury Funds, Inc.

Vice President & Treasurer